U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54803

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended: January 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Eco Science Solutions Inc.

Address of Principal Executive Office (Street and Number):

300 S. El Camino Real #206

San Clemente CA 92672

PART II - RULES 12b-25 (b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Eco Science Solutions, Inc. (the “Company”) is unable to file its Form 10-K for the year ended January 31, 2026 within the prescribed time period without unreasonable effort or expense due to the timing of a pending corporate action and the need to incorporate its impact into the Company’s financial statements and disclosures.

The Company has received confirmation that the Financial Industry Regulatory Authority (“FINRA”) has processed documentation relating to a corporate action requested by the Company pursuant to FINRA Rule 6490. Such processing does not constitute approval or disapproval by FINRA and should not be construed as such, nor does it reflect a determination regarding the Company’s compliance with applicable regulatory requirements.

The corporate action consists of a 1-for-25 reverse stock split of the Company’s common stock, which will result in a change to the Company’s CUSIP number. The current CUSIP will be replaced upon effectiveness of the action. The Daily List announcement date is expected to be May 1, 2026, with a market effective date of May 4, 2026.

Additional time is required for management to evaluate and reflect the impact of this corporate action, including the revised capital structure, share data, and related disclosures, in the Company’s Form 10-K and audited consolidated financial statements for the year ended January 31, 2026.

The Company expects to file its Form 10-K within the time period prescribed under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Rountree	(833)	464-3726
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended January 31, 2026, the Company expects to report net income of approximately $9.4 million, compared to a net loss of approximately $1.1 million for the year ended January 31, 2025.

Total operating expenses for the year ended January 31, 2026 were approximately $1,003,000, compared to approximately $1,025,000 for the year ended January 31, 2025, reflecting that operating expenses remained substantially consistent period over period, with only a modest decrease year over year.

The change in overall results is primarily attributable to non-recurring gains recognized during the year, including gains on debt settlement and debt forgiveness aggregating approximately $10.4 million. These gains arose from transactions in which outstanding liabilities were extinguished through negotiated settlements and the issuance of equity instruments.

Excluding these non-recurring items, the Company continued to incur operating losses, reflecting ongoing legal, administrative, and development-related expenditures and the absence of revenue-generating operations during the period.

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Eco Science Solutions Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2026	By:	/s/ Michael Rountree
Michael Rountree CEO, CFO, COO, President, Secretary and Treasurer (Principal Executive Officer, Principal Financial and Accounting Officer)

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